UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 or 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of June, 2011

Commission file number 0-12602

MAKITA CORPORATION

(Translation of registrant’s name into English)

3-11-8, Sumiyoshi-cho, Anjo City, Aichi Prefecture, Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒    Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b)(1):    ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b)(7):    ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MAKITA CORPORATION
(Registrant)

By:	/s/ Masahiko Goto
Masahiko Goto
President, Representative Director and Chief Executive Officer

Date: June 6, 2011

(Summary English Translation of the Notice of the 99th Ordinary General Meeting

of Shareholders Originally Issued in Japanese Language)

MAKITA CORPORATION

(Stock code: 6586)

June 6, 2011

To the Shareholders of

MAKITA CORPORATION

NOTICE OF THE 99th ORDINARY GENERAL MEETING OF SHAREHOLDERS

You are respectfully requested to attend the 99th Ordinary General Meeting of Shareholders of MAKITA CORPORATION, which is hereby announced.

If you do not expect to attend the meeting, you may exercise your voting rights through the enclosed voting form. Please review the accompanying information and send the enclosed voting form to us by return mail after indicating your vote for or against the proposition.

Masahiko Goto President MAKITA CORPORATION 3-11-8, Sumiyoshi-cho, Anjo, Aichi Prefecture, 446-8502, Japan

1.	Date: 10 a.m., Tuesday, June 28, 2011

2.	Place: Head Office of MAKITA CORPORATION

  3-11-8, Sumiyoshi-cho, Anjo,

  Aichi Prefecture, 446-8502, Japan

3.	Agenda:

  Items to be reported:

1.

The Business Report, Consolidated Financial Statements for the 99th term (from April 1, 2010 to March 31, 2011) and the Audit Reports on such Consolidated Financial Statements by the Accounting Auditors and the Board of Statutory Auditors

2.	The Non-consolidated Financial Statements for the 99th term

  Items to be resolved:

No.1	Appropriations of Surplus
No.2	Election of 11 Directors
No.3	Election of 1 Statutory Auditor
No.4	Payment of Bonus to Directors

BUSINESS REPORT

(From April 1, 2010 to March 31, 2011)

1. Matters on the Current Status of Makita

(1) Progress and Results of Operations

In the year ended March 31, 2011, economic conditions in major countries in Western Europe have shown a recovery trend, including Germany that has enjoyed favorable exports due to the depreciation of the euro. Russian economy has also been in good condition thanks to a rise in crude oil prices. In the United States, although investments in building-related businesses such as housing remained sluggish, economy has shown moderate signs of recovery, as exemplified by a gradual improvement in consumer spending. In Asia and Latin America, favorable exports and rising domestic demands have ensured continuing robust economic growth. In Japan, while housing starts exceeded the previous year’s level, public investment has remained on a weak note, falling short of bringing about full-fledged recovery. Moreover, the Great Eastern Japan Earthquake that occurred in March, 2011, has inflicted enormous damage, profoundly affecting the Japanese economy.

Against the backdrop of these economic conditions, the global demand for power tools grew robustly in emerging countries and recovered to the level before the recent worldwide recession in many developed countries, bringing about an overall steady increase in demands.

Under these circumstances, in development side, Makita Corporation (the “Company”) and its consolidated subsidiaries (collectively “Makita”) continuously expanded its product lines, including those of power tools, rechargeable tools and gardening equipment through the development of smaller and lighter tools or tools with lower noise and vibration. In production side, we strengthened our quality control system to continuously produce high-quality brands, while responding to a rapid recovery in demand in a prompt and flexible manner. In sales side, we started full-scale sales operation in Portugal in October 2010. We also built new buildings of our subsidiaries in Germany and Switzerland, thereby enhancing their customer service function such as a training space. Through these steps, we strove to maintain and improve our system of providing sales and after-sales services from immediate proximity to the customers, which had already been our forte.

Meanwhile, to strengthen our global production structure, we established Makita Manufacturing (Thailand) Co., Ltd. in March 2011, which is to become our second Asian plant next to that in China. With the aim of intensifying Makita’s supply capacities to the Southeast Asian market where demand is growing, we aim to start production at Thai plant by July 2012.

Our consolidated net sales for this year increased by 10.9% from the previous year to 272,630 million yen. This was because the global demand for power tools has been on a recovery track, although the stronger yen against other major currencies resulted in a decline in sales.

Operating income increased 37.9% to 41,909 million yen (operating income ratio: 15.4%). This increase was mainly due to the increased sales and the decreased selling, general, administrative and others, net. Income before income taxes increased by 27.5% to 42,730 million yen (income before income taxes ratio: 15.7%). Net income attributable to Makita Corporation increased by 34.4% to 29,905 million yen (net income attributable to Makita Corporation ratio: 11.0%).

Net Sales results by region were as follows:

Net sales in Japan increased by 7.9% from the previous year to 46,065 million yen. This was because of the favorable sales of such expanded product lines as lithium-ion battery products and high-pressure pneumatic tools.

Net sales in Europe increased by 6.3% from the previous year to 115,977 million yen. This was due to steady demands in Western countries such as Germany and the U.K. as well as the recovery of sales in Russia.

Net sales in North America increased by 7.5% from the previous year to 37,111 million yen. This was primarily because of boosted sales in the United States during the Christmas selling season.

Net sales in Asia increased by 25.6% from the previous year to 23,073 million yen, supported by the steady recovery of demands in China and Southeast Asian countries.

Net sales in other regions grew strongly mainly due to economic recovery resulting from the increased natural resource prices. Net sales in Central and South America increased by 33.3% to 20,295 million yen; sales in Oceania increased by 17.3% to 15,383 million yen; and sales in the Middle East and Africa increased by 15.1% to 14,726 million yen.

Overall, overseas sales accounted for 83.1% of total sales.

(2) Management Challenges

Regarding the future forecast, competition among companies is expected to intensify due to modest recovery of demand in developed countries. In emerging countries in Asia and other regions where construction demands are continuously expected in housing and others, markets with a strong orientation toward low-price products are likely to emerge. With trends in raw material prices and the foreign exchange market being unpredictable, Makita is expected to continue facing a challenging business environment.

Duly noting these circumstances, Makita aims to build a strong brand equity and to become a “Strong Company.” In other words, to become a company that can obtain and maintain worldwide market leadership as a global total supplier of products such as power tools for professional use, pneumatic tools, and gardening equipments. This is to be accomplished by the ability to develop new products that satisfy professional users, by global production structure that achieves both high quality and price competitiveness, as well as sales and after-sales service structure that secure the Company to lead the industry both in the domestic and overseas markets.

In order to carry out this management strategy, Makita will strive to reinforce its R&D and product development activities to deliver more user-friendly and earth-conscious power tools and gardening equipment. It will also strengthen technical development of compact engines. The global production organizations will be strengthened to respond to changes in demand conditions. In addition, sales activities to professional users will be promoted, and activities to maintain and improve our sales and after-sales service will be aggressively promoted.

In closing, we would like to thank you for your ongoing support and ask you for continued backing.

(3) Capital Expenditures

During the term, Makita allocated 9,742 million yen for its capital expenditures. These funds used by the Company amounted to approximately 2.3 billion yen. This reflected mainly capital expenditures for metal molds for new products. These funds also used by subsidiaries amounted to approximately 7.4 billion yen. This reflected mainly capital expenditures for machinery equipment of China plant, and each new sales office in Germany and Switzerland.

(4) Financial Position and Results of Operations for the Recent 4 Fiscal Years

Description	96th term (ended March 31, 2008)	97th term (ended March 31, 2009)	98th term (ended March 31, 2010)	99th term (ended March 31, 2011)
Net sales (Millions of Yen)	342,577	294,034	245,823	272,630
Operating income (Millions of Yen)	67,031	50,075	30,390	41,909
Income before income taxes (Millions of Yen)	66,237	44,443	33,518	42,730
Net income attributable to Makita Corporation (Millions of Yen)	46,043	33,286	22,258	29,905
Earning per share (Basic) Net income attributable to Makita Corporation common shareholders (in yen)	320.30	236.88	161.57	217.08
Total assets (Millions of Yen)	386,467	336,644	349,839	372,507
Total Makita Corporation Shareholders’ equity (Millions of Yen)	316,498	283,485	297,207	307,149

Notes:	1.	Consolidated financial statements are prepared in accordance with United States Generally Accepted Accounting Principles.
	2.	Earning per share (Basic) Net income attributable to Makita Corporation common shareholders is computed based on the average number of outstanding shares during the term.
	3.	Amounts of less than 1 million yen have been rounded.

(5) Significant Subsidiaries

Company Name	Capital (thousands)		Ownership ratio (%)	Principal Business
Makita U.S.A. Inc.	U.S.$	161,400	100.0	Sales of electric power tools
Makita (U.K.) Ltd.	GBP	21,700	100.0*	Sales of electric power tools
Makita France SAS	Euro	12,436	55.0*	Sales of electric power tools
Makita Werkzeug G.m.b.H (Germany)	Euro	7,669	100.0*	Sales of electric power tools
Makita Oy (Finland)	Euro	100	100.0*	Sales of electric power tools
Makia Gulf FZE (U.A.E.)	Dirham	22,391	100.0	Sales of electric power tools
Makita (China) Co., Ltd.	U.S.$	72,000	100.0	Manufacture and sales of electric power tools
Makita (Kunshan) Co., Ltd.	U.S.$	25,000	100.0	Manufacture of electric power tools
Makita (Australia) Pty. Ltd.	A$	13,000	100.0	Sales of electric power tools

Note:    The ownership ratios with asterisks include the shares owned by the subsidiaries.

(6) Principal Operations

Makita is primarily involved in the production and sales of electric power tools such as cordless impact drivers, rotary hammers, circular saws and angle grinders, pneumatic tools such as air nailers and tackers, gardening equipment such as hedge trimmers and petrol brushcutters, and household tools such as cordless cleaners.

(7) Principal Sales Offices and Plants

1. Makita Corporation

Name	Location
Head office	Anjo (Aichi)
Sales offices	Tokyo, Nagoya, Osaka
Plant	Okazaki (Aichi)

2. Subsidiaries

Company Name	Location
For Sales
Makita U.S.A. Inc.	Los Angeles (United States)
Makita (U.K.) Ltd.	London (United Kingdom)
Makita France SAS	Bussy Saint-Georges (France)
Makita Werkzeug G.m.b.H	Ratingen (Germany)
Makita Oy	Helsinki (Finland)
Makita Gulf FZE	Dubai (U.A.E.)
Makita (Australia) Pty. Ltd.	Sydney (Australia)

For Production and Sales
Makita (China) Co., Ltd.	Kunshan, Jiangsu (China)

For Production
Makita (Kunshan) Co., Ltd	Kunshan, Jiangsu (China)

(8) Employees

1. Employees of Makita

Number of Employees	Increase/Decrease
12,054	1,726 (Increase)

Note:	The increase in the number of employees of Makita are mainly due to the increase in employees at Makita (China) Co., Ltd. and Makita (Kunshan) Co., Ltd..

2. Employees of the Company

Number of Employees	Increase/Decrease	Average Age	Average Years of Service
2,835	30 (Decrease)	40.8	19.2

2. Shareholding Status of the Company

(1) Total number of shares authorized to be issued by the Company:	496,000,000 shares

(2) Total number of outstanding shares:	137,757,699 shares (excluding treasury stock of 2,251,061 shares)

(3) Number of shareholders: 13,833

(4) Major Shareholders:

Name of Shareholders	Units (thousands)	Ownership ratio (%)
The Master Trust Bank of Japan, Ltd. (Trust account)	8,762	6.36
Japan Trustee Services Bank, Ltd. (Trust account)	6,649	4.82
The Bank of Tokyo-Mitsubishi UFJ, Ltd.	4,213	3.05
The Bank of New York Mellon as Depositary Bank for DR Holders	4,085	2.96
Nippon Life Insurance Company	4,013	2.91
Makita Cooperation Companies’ Investment Association	3,935	2.85
Maruwa, Ltd.	3,669	2.66
JPMorgan Chase Bank 380055	3,056	2.21
Sumitomo Mitsui Banking Corporation	2,900	2.10
The Chase Manhattan Bank, N.A. London SL Omnibus Account	2,225	1.61

Note:	The Ownership ratio is calculated based on the total number of outstanding shares (excluding treasury stock) at the end of the term.

3. Directors and Statutory Auditors of the Company

(1) Directors and Statutory Auditors

Title	Name	Position at the Company and Important Concurrent Posts
President*	Masahiko Goto
Director Managing Corporate Officer	Yasuhiko Kanzaki	In charge of International Sales and General Manager of International Sales Headquarters: Europe, the Middle East, Africa Region
Director Managing Corporate Officer	Tadayoshi Torii	In charge of Production and General Manager of Production Headquarters
Director Managing Corporate Officer	Shiro Hori	In charge of International Sales and General Manager of International Sales Headquarters: America, Asia and Oceania Region
Director Corporate Officer	Tomoyasu Kato	General Manager of Research and Development Headquarters
Director Corporate Officer	Tadashi Asanuma	In charge of Domestic Sales and General Manager of Domestic Sales Marketing Headquarters
Director Corporate Officer	Hisayoshi Niwa	General Manager of Quality Headquarters
Director Corporate Officer	Shinichiro Tomita	General Manager of Purchasing Headquarters
Director Corporate Officer	Tetsuhisa Kaneko	General Manager of Production Headquarters (in charge of China Plant)
Director Corporate Officer	Yoji Aoki	General Manager of Administration Headquarters
Director	Motohiko Yokoyama	Vice Chairman and Representative Director of JTEKT Corporation
Standing Statutory Auditor	Toshihito Yamazoe
Standing Statutory Auditor	Haruhito Hisatsune
Statutory Auditor	Masafumi Nakamura	Certified Public Accountant Council member of The Japanese Institute of Certified Public Accountants Professor in Graduate School of Business at Aichi Shukutoku University
Statutory Auditor	Michiyuki Kondo	Attorney at Law

Notes: 1.	The asterisk denotes Representative Director.
2.	In order to promote swift execution of group strategies and strengthen the business affairs of Makita, the Company introduced the corporate officer system effective June 25, 2009. Corporate officers consist of 14 members including 10 directors excluding 1 outside director. The Board of Directors plans to elect 2 more corporate officers at the Board of Directors Meeting on June 28, 2011, thereby increasing the number of corporate officers to 16.
3.	Changes of Directors during the term

(1) On April 1, 2010, the following change of Director’s position was made.

Name	After	Before
Tadashi Asanuma	Director, Corporate Officer In charge of Domestic Sales and General Manager of Domestic Sales Marketing Headquarters	Director, Corporate Officer In charge of Domestic Sales and General Manager of Domestic Sales Marketing Headquarters: Nagoya Area

(2) On May 1, 2010, the following changes of Director’s positions were made.

Name	After	Before
Shinichiro Tomita	Director, Corporate Officer General Manager of Purchasing Headquarters	Director, Corporate Officer General Manager of Research and Development Headquarters (in charge of Product Development)
Tetsuhisa Kaneko	Director, Corporate Officer General Manager of Production Headquarters (in charge of China Plant)	Director, Corporate Officer General Manager of Purchasing Headquarters

(3) On October 1, 2010, the following change of Director’s position was made.

Name	After	Before
Tomoyasu Kato	Director, Corporate Officer General Manager of Research and Development Headquarters	Director, Corporate Officer General Manager of Research and Development Headquarters (in charge of Research and Development)
4.	Mr. Motohiko Yokoyama is an Outside Director. In addition to the posts stated in the “Position at the Company and Important Concurrent Posts” section above, he took office as chairman of the Japan Machine Tool Builders’ Association as of May 25, 2011.
5.	Messrs. Haruhito Hisatsune, Masafumi Nakamura, and Michiyuki Kondo are Outside Statutory Auditors.
6.	The Company has designated Mr. Motohiko Yokoyama, a Director, and Messrs. Haruhito Hisatsune, Masafumi Nakamura and Michiyuki Kondo, Statutory Auditors, as the “Independent Director(s)/Statutory Auditor(s)” as required by the regulations of the Tokyo Stock Exchange, Inc. and the Nagoya Stock Exchange, Inc. and made required notification therefor to these Stock Exchanges.
7.	Mr. Haruhito Hisatsune, Standing Statutory Auditor, has a substantial amount of expertise in finance and accounting, through experience working at financial institution for many years.
8.	Mr. Masafumi Nakamura, Statutory Auditor, is a certified public accountant and has a substantial amount of expertise in finance and accounting.

(2) Total Amounts of Compensation and Bonus to Directors and Statutory Auditors

Classification	Total amounts of Compensation (Millions of Yen)	Total amounts of each type of Compensation and Number of payment recipients
		Base Compensation (Millions of Yen)	Number of payment recipients	Bonuses (Millions of Yen)	Number of payment recipients
Directors	269	151	11	118	10
Statutory Auditors	41	41	4	-	-
Total	310	192	15	118	10

Notes:	1.	The aggregate amount of base compensation includes the amount of 31 million yen paid to Outside Executives (1 Outside Director and 3 Outside Statutory Auditors).
	2.	The bonuses to be paid to Directors comprise the aggregate amount of bonuses to be paid to 10 Directors (excluding 1 Outside Director), which will be resolved at the 99th Ordinary General Meeting of Shareholders.
	3.	Other than the above, the amount of 79 million yen was paid to 6 Directors who concurrently serve as employees as employee salaries (including bonuses).
	4.	The maximum amounts of annual compensation for all Directors and Statutory Auditors, each of which was approved by a resolution passed at the Ordinary General Meeting of Shareholders held in May 1989, is 240 million yen (excluding bonuses and the amounts paid to Directors who concurrently serve as employees as employee salaries) and 60 million yen, respectively.

(3) Decision-Making Policy on Compensation for Directors and Statutory Auditors

Monthly compensation for the Directors is in the form of fixed compensation, as the consideration for each Director’s performance of business in charge and responsibility therefor. After the termination of the retirement allowance plan for Directors and Statutory Auditors by resolution of the General Meeting of Shareholders held on June 29, 2006, the compensation program linked to the Company stock price was introduced as part of director’s compensation. The Directors acquire the Company stock by making contributions to the Executive Stock Ownership Plan in an amount equal to the retirement bonuses added to Directors’ monthly compensation. Acquired stock for this purpose is retained by the Directors during their tenure. The introduction of this system effectively links a part of director’s compensation to the Company stock price, providing further transparency of Directors’ managerial responsibility to improve the Company’s enterprise value.

For the purpose of enhancing corporate governance, the bonuses to Directors are to be paid to the Directors who are responsible for the consolidated business results, other than the Outside Directors, and are linked to consolidated business results so that the relevant Directors share the risks and returns with the shareholders.

Full amount of the compensation to Statutory Auditors is fixed so that the independence of the Statutory Auditors from the management can be secured and the specific amount for each Statutory Auditor is decided through discussions among Statutory Auditors.

(4) Outside Director and Statutory Auditors

1.	Director, Motohiko Yokoyama

(i) Relation between important organization of concurrent post and Makita

Makita purchases parts, machinery and equipment from JTEKT Corporation and its group companies, but the amount of purchase during the term was 470 million yen, which is insubstantial in that it constitutes approximately 0.2% of Makita’s consolidated net sales and less than 0.1% of JTEKT Group’s consolidated net sales.

(ii) Major activities during the term

Mr. Yokoyama attended 10 of 12 meetings of the Board of Directors (attendance rate: 83%) during the term. At the attended meetings, he expressed his opinions as necessary from the top management perspective of the core company of Toyota Group which is a world’s leading corporate group.

(iii) Outline of Liability Limitation Agreement

With respect to liabilities set forth in Article 423, Paragraph 1 of the Company Law of Japan, the Company has entered into a liability limitation agreement with Mr. Yokoyama which limits the maximum amount of his liabilities to the total amount provided for in each of the items of Article 425, Paragraph 1 of the Company Law of Japan.

2.	Statutory Auditor, Haruhito Hisatsune

(i) Major activities during the term

Mr. Hisatsune attended all meetings of the Board of Directors and of the Statutory Auditors. At the attended meetings, he expressed his opinions from his independent position as necessary.

(ii) Outline of Liability Limitation Agreement

With respect to liabilities set forth in Article 423, Paragraph 1 of the Company Law of Japan, the Company has entered into a liability limitation agreement with Mr. Hisatsune which limits the maximum amount of his liabilities to the total amount provided for in each of the items of Article 425, Paragraph 1 of the Company Law of Japan.

3.	Statutory Auditor, Masafumi Nakamura

(i) Major activities during the term

Mr. Nakamura attended 11 of 12 meetings of the Board of Directors (attendance rate: 92%) and 12 of 13 meetings of the Statutory Auditors (attendance rate: 92%) during the term. At the attended meetings, he expressed his opinions from the professional perspective of certified public accountant.

(ii) Outline of Liability Limitation Agreement

With respect to liabilities set forth in Article 423, Paragraph 1 of the Company Law of Japan, the Company has entered into a liability limitation agreement with Mr. Nakamura which limits the maximum amount of his liabilities to the total amount provided for in each of the items of Article 425, Paragraph 1 of the Company Law of Japan.

4.	Statutory Auditor, Michiyuki Kondo

(i) Major activities during the term

Mr.Kondo attended all meetings of the Board of Directors and of the Statutory Auditors. At the attended meetings, he expressed his opinions from the professional perspective of attorney at law.

(ii) Outline of Liability Limitation Agreement

With respect to liabilities set forth in Article 423, Paragraph 1 of the Company Law of Japan, the Company has entered into a liability limitation agreement with Mr. Kondo which limits the maximum amount of his liabilities to the total amount provided for in each of the items of Article 425, Paragraph 1 of the Company Law of Japan.

4. Accounting Auditor

(1) Name of Accounting Auditor: KPMG AZSA LLC

Notes: On July 1, 2010, KPMG AZSA & Co. converted to a limited liability company, and changed its name to KPMG AZSA LLC.

(2) Compensation and other amounts

Amount of payment (Millions of Yen)
1. Compensation and other amounts to the Accounting Auditor for the term	300
2. Total amount of cash and other financial benefits payable by the Company and its subsidiaries to the Accounting Auditor	323

Notes:	1.	As the audit agreement between the Company and its accounting auditors does not differentiate compensation for audit under the Company Law of Japan from the one for audit under Financial Instruments and Exchange Law, the amount shown in 1. above represents total compensation and other amounts for both audits.
	2.	KPMG AZSA LLC is a member firm in Japan of KPMG International and the accounting audits of all principal subsidiaries of the Company are conducted by member firms of KPMG International.

(3) Contents of Non-Audit Services

The Company commissions KPMG AZSA LLC, with compensation, advisory services concerning a shift to the International Financial Reporting Standards (IFRS).

(4) Decision-Making Policy on Dismissal or Non-Reappointment of Accounting Auditor

If the accounting auditor falls under any of the events prescribed in each of the items of Article 340, Paragraph 1 of the Company Law of Japan, the Board of Statutory Auditors shall dismiss such accounting auditor with the consent of all the Statutory Auditors. In the case of such dismissal, such dismissal and reasons therefor shall be reported to the first General Meeting of Shareholders to be held after such dismissal.

In addition, if it is identified as difficult for the accounting auditor to properly conduct audits as a result of any reason that may harm independence of the accounting auditor, the Board of Directors will submit an agenda concerning non-reappointment of such accounting auditor to a General Meeting of Shareholders with a consent of the Board of Statutory Auditors or upon a request of the Board of Statutory Auditors.

5. Systems and Policies of the Company

Systems to ensure that the duties of Directors are executed in compliance with laws and regulations and the Articles of Incorporation, and other systems necessary for ensuring that the company’s operation will be conducted appropriately

1.  Systems to ensure that the duties of Directors and employees are executed in compliance with laws and regulations and the Articles of Incorporation

(i)	The Board of Directors establishes the Code of Ethics and the Guidelines to the Code of Ethics as the principles for all Executives, and employees of Makita and each of the Directors shall keep all Corporate Officers and employees informed of and in compliance with such ethics.
(ii)	In order to ensure corporate ethics and compliance, a system to discover problems within the Company is created by establishing consulting facilities inside and outside the Company as well as Internal Reporting Policy. In addition, an inquiry window shall be established on the Company’s website, to receive opinions and suggestions from outside the Company concerning accounting, internal controls and auditing.
(iii)	An Internal Audit Department is established that conducts internal audit as deemed necessary.

2.  Systems concerning the retention and management of information regarding the execution of duties by Directors

Information regarding the execution of duties by Directors shall be appropriately kept and managed in accordance with internal regulations such as the Regulations of the Board of Directors and the Regulations on Corporate Approval. Directors and Statutory Auditors shall have access to such information.

3.  Rules and other systems for risk management

(i)	Each Director has the power and responsibility to build a risk management system in Makita in the business areas of which they are in charge, and in the case where a significant event affecting the management of the Company arises, the Director shall report such event to the Board of Directors and Board of Statutory Auditors.
(ii)	Rules and guidelines on risk management regarding quality control, accident prevention, cash management and others, shall be established as necessary and operated by each department.

4.  Systems to ensure the efficient execution of Director’s duties

(i)	A regular meeting of the Board of Directors shall be held once a month and extraordinary meetings shall be held whenever necessary. In addition, pursuant to management policy decided by the Board of Directors, priority targets shall be established for each department in each fiscal year. Each Director shall execute his duty to accomplish relevant target and the Board of Directors shall oversight the progress and performance thereof.
(ii)	The Board of Directors establish standards concerning management structure and organization, positions, divisions of functions and duties and powers, which constitute the basis for implementing management policy, and operates business systematically and efficiently.
(iii)	The Board of Directors introduces the Corporate Officer system in order to promptly implement Makita strategy and strengthen the operational organization, and thereby make the business operation flexible and efficient.

5.  Systems to ensure the adequacy of business operations within Makita

(i)	Each of all subsidiaries is under control of Directors who are in charge of such subsidiary and important management matters and matters concerning misconduct shall be reported appropriately to such Director in accordance with the Reporting Policy. The Director who is in charge of such subsidiary, upon receipt of such report, shall inform the Board of Directors of the status of supervision when necessary.
(ii)	To ensure the credibility of financial reporting, the Board of Directors establishes policies on documentation and assessment of internal controls of financial reporting of Makita and evaluates the effectiveness of said policies.
(iii)	In order to enhance the corporate governance of Makita, Outside Directors shall be appointed.
(iv)	For supervision and review of internal control systems of Makita by Statutory Auditors, a system shall be established for Statutory Auditors to cooperate with the Internal Audit Department and other related division and to receive report from Accounting Auditors.

6.  Matters concerning employees posted to assist the duties of the Statutory Auditors when the Statutory Auditors so require and such employees’ independence from Directors

Necessary personnel be posted to assist the duties of the Statutory Auditors. In order to ensure the independence of such employees from Directors, the consent of the Board of Statutory Auditors is required for the appointment and change of such employees.

7.  Systems in accordance with which the Directors and employees report to the Statutory Auditors and other systems concerning reports to the Statutory Auditors

(i)	Directors, Corporate Officers and employees shall report to the Statutory Auditors with respect to matters that may cause significant damage to the Company, important management matters, matters concerning misconduct, status of structures and operation of the internal control system, and the operation of internal hotline system and the results of reports received under such system.
(ii)	The Company shall prepare a system that enables the Statutory Auditors to request reports from Directors, Corporate Officers and employees when necessary and that the Board of Statutory Auditors to exchange opinions with the Directors and Accounting Auditors.

8.  Other systems to ensure that audits by the Statutory Auditors will be conducted effectively

(i)	In order to enhance the supervisory function of the Board of Statutory Auditors over Accounting Auditors, “Policies and Procedures concerning Prior Approval of Auditing and Non-Auditing Services” shall be established. In addition, to ensure that audits by the Statutory Auditors will be conducted effectively, audit shall be conducted in accordance with standards for audit by Statutory Auditors.
(ii)	Full amount of the compensation to Statutory Auditors shall be fixed so that the independence of the Statutory Auditors can be secured.

9.  Systems to ensure elimination of antisocial forces

From the viewpoint of corporate social responsibility, Makita will consistently take a resolute stance against involvement in, and have absolutely no relationship with, the activities of antisocial forces that may threaten the order and the security of civil society.

(i)	The Company’s policy of “no intervention by antisocial forces has been permitted” is publicly announced, both internally and outside the Company, by expressly stipulating such in the management policy/quality policy and by displaying such on the Company’s homepage.

(ii)	Ban on transactions with antisocial forces are expressly stated in the “Guidelines to the Code of Ethics for Makita”, which prescribes the standards for officer and employee conduct applicable in the execution of their tasks. Each Director shall keep all Corporate Officers and employees informed of and in compliance with such prohibition.
(iii)	The Company has been liaising closely with the police and external related organizations, including the Foundation for Aichi Residents’ Conference for Violence, and endeavors to prevent any involvement in activities of antisocial forces, any damage caused thereby, and others.
(iv)	In addition to collecting information relevant to activities of antisocial forces from the police and external related organizations, the Company voluntarily participates in seminars. Also, the Company endeavors to share information within the Company and related departments of Makita.

CONSOLIDATED BALANCE SHEET

(As of March 31, 2011)

(Millions of Yen)

(Assets)		(Liabilities)

Current assets	275,495	Current liabilities	56,225

Cash and cash equivalents	51,833	Short-term borrowings	868

Time deposits	15,719	Trade notes and accounts payable	25,691

Short-term investments	33,555	Accrued payroll	7,543

Trade receivables-		Accrued expenses and other	17,694

Notes	1,914	Income taxes payable	4,317

Accounts	46,785	Deferred income taxes	112

Less- Allowance for doubtful receivables	(935)	Long-term liabilities	6,604

Inventories	110,595	Long-term indebtedness	19

Deferred income taxes	6,039	Accrued retirement and termination benefits	3,128

Prepaid expenses and other current assets	9,990	Deferred income taxes	746

Property, plant and equipment, at cost	72,038	Other liabilities	2,711

Land	20,065	(Equity)

Buildings and improvements	72,201	Common stock	23,805

Machinery and equipment	73,195	Additional paid-in capital	45,420

Construction in progress	1,369	Legal reserve and retained earnings	299,201

Less- Accumulated depreciation	(94,792)	Legal reserve	5,669

Investments and other assets	24,974	Retained earnings	293,532

Investment	17,069	Accumulated other comprehensive income (loss)	(54,824)

Goodwill	721	Treasury stock, at cost	(6,453)

Other intangible assets, net	4,595	Total Makita Corporation shareholders’ equity	307,149

Deferred income taxes	1,403	Noncontrolling interest	2,529

Other assets	1,186	Total equity	309,678
Total assets	372,507	Total liabilities, and equity	372,507

CONSOLIDATED STATEMENT OF INCOME

(From April 1, 2010 to March 31, 2011)

(Millions of Yen)

Net sales		272,630

Cost of sales		167,851

Gross profit		104,779

Selling, general, administrative and others, net		62,870

Operating income		41,909

Other income (expenses):

Interest and dividend income	1,313

Interest expense	(33)

Exchange gains (losses) on foreign currency transactions, net	(591)

Realized gains on securities, net	132	821

Income before income taxes		42,730

Provision for income taxes:

Current	11,094

Deferred	1,365	12,459

Net income		30,271

Less: Net income attributable to the noncontrolling interest		(366)

Net income attributable to Makita Corporation		29,905

CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY

AND COMPREHENSIVE INCOME (LOSS)

(From April 1, 2010 to March 31, 2011)

(Millions of Yen)

	Makita Corporation shareholders’ equity						Non-controlling interest	Total
	Common stock	Additional paid-in capital	Legal reserve	Retained earnings	Accumulated other comprehensive income (loss)	Treasury stock
Beginning balance	23,805	45,420	5,669	270,790	(42,032)	(6,445)	2,466	299,673

Purchases and disposal of treasury stock, net						(8)		(8)

Cash dividends				(7,163)			(136)	(7,299)

Comprehensive income (loss)

Net income				29,905			366	30,271

Foreign currency translation adjustment					(11,549)		(167)	(11,716)

Unrealized holding gains (losses) on available-for- sale securities					(838)			(838)

Pension liability adjustment					(405)			(405)

Total comprehensive income (loss)
Ending balance	23,805	45,420	5,669	293,532	(54,824)	(6,453)	2,529	309,678

	Comprehensive income (Loss)
	Net income attributable to Makita Corporation	Net income attributable to the non-controlling interest	Total
Beginning balance

Purchases and disposal of treasury stock, net

Cash dividends

Comprehensive income (loss)

Net income	29,905	366	30,271

Foreign currency translation adjustment	(11,549)	(167)	(11,716)

Unrealized holding gains (losses) on available-for- sale securities	(838)		(838)

Pension liability adjustment	(405)		(405)

Total comprehensive income (loss)	17,113	199	17,312
Ending balance

Notes to Consolidated Financial Statements

Notes to Important Basic Matters for Preparation of Consolidated Financial Statements

Scope of consolidation

Number of consolidated subsidiaries: 49

Major subsidiaries are as follows:

Makita U.S.A. Inc., Makita (U.K.) Ltd., Makita France SAS,

Makita Werkzeug G.m.b.H (Germany), Makita Oy (Finland),

Makita Gulf FZE (U.A.E.), Makita (China) Co., Ltd.,

Makita (Kunshan) Co., Ltd., Makita (Australia) Pty Ltd., etc.

Significant Accounting Policies

1. Basis of presentation

The consolidated financial statements are prepared in accordance with United States Generally Accepted Accounting Principles (“US GAAP”) pursuant to Article 3 of Supplementary provision of the Ordinance for Corporate Accounting (Ordinance of the Ministry of Justice No.46 2009). However, certain disclosures required under US GAAP are omitted pursuant to the same provision.

2. Valuation of Short-term investments and Investments
The Company conforms to Accounting Standards Codification (“ASC”) 320, “Investments-Debt and Equity Securities”
Held-to-maturity securities:	Amortized cost
Available-for-sale securities:	Fair market value as of fiscal year-end
All valuation allowances are reported in Accumulated other comprehensive income (loss). The cost of securities sold is based on the moving-average method.

3. Valuation of inventories
Inventories are valued at the lower of cost or market price, with cost determined principally based on the average method. Inventory costs include raw materials, labor and manufacturing overheads.

4. Depreciation method of fixed assets
Tangible fixed assets:	Depreciation of tangible fixed assets of the Company is computed by using the declining-balance method over the estimated useful lives. Most of the consolidated subsidiaries have adopted the straight-line method for computing depreciation.
Goodwill and other intangible assets:	With respect to goodwill, in compliance with ASC 350, “Intangibles–Goodwill and Other”, amortization is not performed, but impairment testing is carried out at least once a year in principle. Amortization is performed using the straight-line method with regard to other intangible fixed assets that have clearly established years of service.

5. Allowances
Allowance for doubtful receivables:	The allowance is determined based on, but is not limited to, historical collection experience adjusted for the effects of the current economic environment, assessment of inherent risks, aging and financial performance. Allowance for doubtful receivables represents the Makita’s best estimate of the amount of probable credit losses in its existing receivables.
Retirement and termination allowances:	In accordance with ASC 715, “Compensation-Retirement Benefits”, pension and severance cost is accrued based on the projected benefit obligations and the fair value of plan assets at the balance sheet date.
Each overfunded plans and postretirement plans are recognized as an asset and each underfunded plan and postretirement plans are recognized as a liability.
Unrecognized prior service cost is amortized by the straight-line method over the average remaining service period of employees.
Unrecognized actuarial loss is recognized by amortizing a portion in excess of 10% of the greater of the projected benefit obligations or the fair value of plan assets by the straight-line method over the average remaining service period of employees.

6. Consumption tax is accounted for by allocation separately from related sales and purchase accounts.

Notes to Consolidated Balance Sheet

Guarantee (contingent liabilities):	7 million yen

Notes to Consolidated Statement of Shareholders’ Equity

1. Matter regarding shares issued

Kind of shares	End of the previous term	Increase	Decrease	End of the present term
Common stock	140,008,760 shares	-	-	140,008,760 shares

2. Matter regarding treasury stock

Kind of shares	End of the previous term	Increase	Decrease	End of the present term
Common stock	2,248,358 shares	2,870 shares	167 shares	2,251,061 shares

(Reasons for the change)

The reason for the increase is the purchases of fractional shares: 2,870 shares.

The reason for the decrease is the sales of fractional shares: 167 shares.

Notes to financial instruments

1.	Matter regarding status of financial instruments

Makita carries out short-term and other investments in order to secure profits on a stable basis. Short-term investment consists primarily of MMF (Money Management Fund) and FFF (Free Financial Fund). Other investment is made mainly in marketable shares (shares other than those purely for investment purpose). Long-term liabilities comprise long-term loans from banks and capital-lease obligations. Forward exchange contracts were entered into with the aim of reducing such market risks as foreign exchange rate fluctuations.

2.	Matter regarding such as market value of financial instruments

The following methods and significant assumptions were used to estimate the fair value of each class of financial instruments for which it is practicable to estimate a fair value:

(1)	Cash and Cash Equivalents, Time Deposits, Trade Notes and Accounts Receivable, Short-term Borrowings, Trade Notes and Accounts Payable, Other payables, and Other Accrued Expenses

The carrying amounts approximate fair value because of the short maturities of those instruments.

(2)	Long-term Time Deposits

The fair value is estimated by discounting future cash flows using the current rates that Makita would be offered for deposits with similar terms and remaining maturities.

(3)	Short-term investments and Investments

The fair value of marketable and investment securities is estimated based on quoted market prices. For certain investments such as non-marketable securities, since there are no quoted market prices existing, a reasonable estimation of a fair value could not be made without incurring excessive cost, and such securities have been excluded from fair value disclosure. The fair value of such securities is estimated if and when there are indications that the investment may be impaired. Non-marketable securities amounted to 399 million yen as of March 31, 2011.

(4)	Long-term Indebtedness

The fair value of long-term indebtedness is a present value of future cash flows associated with each instrument discounted using Makita’s current borrowing rates for similar debt instruments of comparable maturities.

(5)	Other Derivative Financial Instruments

The fair values of other derivative financial instruments, composed by foreign currency contracts, which are used for hedging purposes, are estimated by obtaining quotes and other relevant information from brokers.

The estimated fair value of the financial instruments was as follows:

	(Millions of Yen)

	Carrying Amount	Fair Value	Amount of difference
Short-term investments	33,555	33,555	-
Investments	16,670	16,630	(40)
Long-term time deposits	11	11	-
Long-term indebtedness including current portion	(549)	(550)	(1)
Foreign currency contracts:
Assets	45	45	-
Liabilities	(433)	(433)	-

(6)	Limitation

The fair value estimates are made at a specific point in time, based on relevant market information and information about the financial instrument.

These estimates are subjective in nature and involve uncertainties and are matters of significant judgment and therefore cannot be determined with precision. Changes in assumptions could significantly affect the estimates.

Notes to Information Per Share

Total Makita Corporation shareholders’ equity per share	2,229.63	yen

Total Makita Corporation shareholders’ equity per share attributable to common stock was computed based on following;

Total Makita Corporation shareholders’ equity in the balance sheet	307,149	million yen
Total Makita Corporation shareholders’ equity available to common stock	307,149	million yen
Number of shares issued (excluding treasury stock) as of March 31, 2011	137,757,699	shares

Earning per share (Basic) Net income attributable to Makita Corporation common shareholders	217.08	yen
Earning per share (Basic) Net income attributable to Makita Corporation common shareholders was computed based on following;

Net income attributable to Makita Corporation in the statement of income	29,905	million yen
Net income attributable to Makita Corporation available to common stock	29,905	million yen
Average number of outstanding shares of common stock	137,759,272	shares

BALANCE SHEET

(As of March 31, 2011)

(Millions of Yen)

(Assets)		(Liabilities)

Current assets	81,063	Current liabilities	17,283

Cash and time deposits	5,209	Trade notes payable	278

Trade notes receivable	237	Trade accounts payable	6,806

Trade accounts receivable	22,593	Other accounts payable	1,876

Marketable securities	26,893	Corporate and inhabitant income taxes payable	2,370

Finished goods and merchandise	8,604	Accrued expenses	4,611

Work-in-process	1,250	Allowance for Directors’ bonuses	118

Raw materials and supplies	1,743	Allowance for product warranties	394

Short-term loans receivable	10,885	Other	830

Deferred tax assets	2,797	Long-term liabilities	1,824

Other	859	Retirement and termination allowances	197

Allowance for doubtful accounts	(7)	Estimated retirement allowances for Directors and Statutory Auditors	384

Fixed assets	152,128	Long-term accounts payable	665

Tangible fixed assets	35,910	Asset retirement obligation	14

Buildings	19,107	Deferred tax liabilities	564

Structures	615	Total liabilities	19,107

Machinery and equipment	1,771

Vehicles and transportation equipment	17	(Net assets)

Tools, furniture and fixtures	1,155	Shareholders’ equity	211,149

Land	12,842	Common stock	24,206

Construction in progress	403	Capital surplus	47,525

Intangible fixed assets	3,240	Additional paid-in capital	47,525

Software	405	Retained earnings	145,871

Industrial property	2,511	Legal reserve	5,669

Other	324	Other retained earnings	140,202

Investment and other assets	112,978	Reserve for dividend	750

Investment securities	23,724	Reserve for technical research	1,500

Stocks of affiliates	55,363	Reserve for advanced depreciation	928

Investment in affiliates	25,382	General reserves	85,000

Long-term loans receivable	1,757	Retained earnings carried forward	52,024

Lease deposits	354	Treasury stock	(6,453)

Prepaid pension expenses	6,359	Valuation and translation adjustments	2,935

Other	53	Net unrealized gains on securities	2,935

Allowance for doubtful accounts	(14)	Total net assets	214,084
Total assets	233,191	Total liabilities and net assets	233,191

STATEMENT OF INCOME

(From April 1, 2010 to March 31, 2011)

(Millions of Yen)

Net sales		106,341

Cost of sales		70,843

Gross profit		35,498

Selling, general, administrative and other expenses		26,153

Operating profit		9,345

Non-operating income

Interest and dividend income	3,908

Other non-operating income	654	4,562

Non-operating expense

Exchange losses on foreign currency transactions	53

Other non-operating expense	24	77

Ordinary profit		13,830

Special profit

Gains on the sale of fixed assets	0

Gains on the sale of investment securities	218	218

Special loss

Losses on the sale and disposal of properties	120

Unrealized losses on stock investment securities	56

Other	19	195

Income before income taxes		13,853

Tax provision, current	2,749

Tax provision, deferred	(304)	2,445

Net income		11,408

STATEMENT OF CHANGES IN NET ASSETS

(From April 1, 2010 to March 31, 2011)

(Millions of Yen)

Shareholders’ equity
Common stock
Beginning balance	24,206
Ending balance	24,206
Capital surplus
Additional paid-in capital
Beginning balance	47,525
Ending balance	47,525
Total capital surplus
Beginning balance	47,525
Ending balance	47,525
Retained earnings
Legal reserve
Beginning balance	5,669
Ending balance	5,669
Other retained earnings
Reserve for dividend
Beginning balance	750
Ending balance	750
Reserve for technical research
Beginning balance	1,500
Ending balance	1,500
Reserve for advanced depreciation
Beginning balance	962
Changes in the term
Reversal of reserve for advanced depreciation	(34)
Total changes in the term	(34)
Ending balance	928
General reserves
Beginning balance	85,000
Ending balance	85,000

(Millions of Yen)

Retained earnings carried forward
Beginning balance	47,746
Changes in the term
Reversal of reserve for advanced depreciation	34
Dividends from surplus	(7,163)
Net income	11,408
Disposal of treasury stock	(1)
Total changes in the term	4,278
Ending balance	52,024
Total retained earnings
Beginning balance	141,627
Changes in the term
Reversal of reserve for advanced depreciation	-
Dividends paid	(7,163)
Net income	11,408
Disposal of treasury stock	(1)
Total changes in the term	4,244
Ending balance	145,871
Treasury stock
Beginning balance	(6,445)
Changes in the term
Purchase of treasury stock	(9)
Disposal of treasury stock	1
Total changes in the term	(8)
Ending balance	(6,453)
Total shareholders’ equity
Beginning balance	206,913
Changes in the term
Reversal of reserve for advanced depreciation	-
Dividends paid	(7,163)
Net income	11,408
Purchase of treasury stock	(9)
Disposal of treasury stock	-
Total changes in the term	4,236
Ending balance	211,149

(Millions of Yen)

Valuation and translation adjustments
Net unrealized gains on securities
Beginning balance	3,806
Changes in the term
Net change of items other than shareholders’ equity	(871)
Total changes in the term	(871)
Ending balance	2,935
Total valuation and translation adjustments
Beginning balance	3,806
Changes in the term
Net change of items other than shareholders’ equity	(871)
Total changes in the term	(871)
Ending balance	2,935
Total net assets
Beginning balance	210,719
Changes in the term
Reversal of reserve for advanced depreciation	-
Dividends paid	(7,163)
Net income	11,408
Purchase of treasury stock	(9)
Disposal of treasury stock	-
Net change of items other than shareholders’ equity	(871)
Total changes in the term	3,365
Ending balance	214,084

Notes to Non-consolidated Financial Statements

Notes to Significant Accounting Policies

1. Valuation of securities
Held-to-maturity securities:	Amortized cost (straight-line method)
Stocks of subsidiaries:	At moving-average cost
Available-for-sale securities
Those having fair market value:	Fair market value as of fiscal year-end
All valuation allowances are credited to shareholders’ equity.
The cost of securities sold is based on the moving-average method.
Those having no fair market value:	At moving-average cost

2. Valuation of net assets and liabilities accrued from derivative transactions:
Fair market value as of fiscal year-end

3. Valuation of inventories
Inventories are valued at the lower of cost or market price.
Finished goods, merchandise, work in process, and raw materials:
At the lower of average cost or market
Supplies:	At the lower of latest purchase cost or market

4. Depreciation method of fixed assets

Tangible fixed assets:	Declining-balance method
(Excluding Lease assets)	However, buildings acquired on or after April 1, 1998, (excluding fixtures) are depreciated on the straight-line method.
Estimated life:
	Buildings:	38 to 50 years
	Machinery and equipment:	7 to 10 years

Intangible fixed assets:	Straight-line method
(Excluding Lease assets)	Software for internal use is depreciated on the straight-line method over its estimated useful life (5 years).
Industrial property rights are amortized uniformly over 8 to 14 year period.

Lease assets:	Lease assets relating to finance lease transactions, excluding those whose ownership is transferred to the lessee upon lease expiration, are depreciated by the straight-line method over the lease term with no residual value, the lease term being regarded as the estimated asset service life.

5. Allowances

Allowance for doubtful accounts:	The allowance for doubtful accounts is reserved based on the historical write-off ratio for accounts receivable. For accounts receivable that are difficult to collect, individually estimated write-off amounts are reserved.
Allowance for Directors’ bonuses:	In preparation for the anticipated payment of Directors’ bonuses, we appropriated the amount estimated to pay for the term.
Allowance for product warranties:	In preparation for the payment of product after-service and free post-sale repair services, we appropriated the projected amount based on actual payment in the past.
Retirement and termination allowances:	To be prepared for employee retirement, pension costs during the year are reserved based on projected benefit obligations and plan assets. Past service liabilities are amortized by the straight-line method over the average remaining employment period. Actuarial differences are amortized starting immediately after the year of accruement by the straight-line method over the average remaining employment period.
Estimated retirement allowances for Directors and Statutory Auditors:
The Company terminated the retirement allowance plan for Directors and Statutory Auditors as of the end of the Ordinary General Meeting of Shareholders held on June 29, 2006. The balance of the term end is the amount of the reserve for the period of office served until abolition of the plan by those current Directors (excluding Outside Director) and Statutory Auditors who served until June 29, 2006.

6. Consumption tax is accounted for by allocation separately from related sales and purchase accounts.

7. Changes in accounting policies	The Company adopted the “Accounting Standards for Asset Retirement Obligations” (ASBJ Statement No. 18, as of March 31, 2008) and the “Guidance on Accounting Standards for Asset Retirement Obligations” (ASBJ Guidance No. 21, as of March 31, 2008) from the current fiscal year. As a result of the adoption, the amount of the income before income taxes is reduced by 7 million yen.

Notes to Balance Sheet

1. Accumulated depreciation on tangible fixed assets:
Buildings	22,535	million yen
Structures	1,985	million yen
Machinery and equipment	14,680	million yen
Vehicles and transportation equipment	359	million yen
Tools, furniture and fixtures	26,444	million yen

Total	66,003	million yen

2. Guarantee (contingent liabilities):
Guarantee for borrowing from financial institution
Makita U.S.A. Inc.	4,158	million yen
Makita Chile Commercial Ltda.	104	million yen
Guarantee for housing loan to employees	7	million yen
Guarantee for the customer’s accounts payable
Makita General Service Co., Ltd.	1	million yen

Total	4,270	million yen

3. Receivables and payables for affiliates:
Short-term receivables	22,399	million yen
Long-term receivables	1,750	million yen
Short-term payables	3,401	million yen

Notes to Statement of Income

Transactions with affiliates
Amount of operating transactions
Sales	46,221	million yen
Purchases, etc.	24,467	million yen
Amount of non-operating transactions	3,984	million yen

Notes to Statement of Changes in Net Assets

1. Matter regarding shares issued

Kind of shares	End of the previous term	Increase	Decrease	End of the present term
Common stock	140,008,760 shares	-	-	140,008,760 shares

2. Matter regarding treasury stock

Kind of shares	End of the previous term	Increase	Decrease	End of the present term
Common stock	2,248,358 shares	2,870 shares	167 shares	2,251,061 shares

(Reasons for the change)

The reason for the increase is the purchases of fractional shares: 2,870 shares.

The reason for the decrease is the sales of fractional shares: 167 shares.

3. Matter regarding subscription rights

None.

4. Matter regarding dividend distribution

(1) Amount of dividend distribution

Resolution	Kind of shares	Total amount of dividends (millions of yen)	Dividend per share (yen)	Record date	Effective date
Ordinary General Meeting of Shareholders held on June 25, 2010	Common stock	5,097	37	March 31, 2010	June 28, 2010
Board of Directors’ meeting held on October 29, 2010	Common stock	2,066	15	September 30, 2010	November 25, 2010

(2) Although the record date falls in the term, some dividends become effective during the following term.

Scheduled resolution	Kind of shares	Dividend resource	Total amount of dividends (millions of yen)	Dividend per share (yen)	Record date	Effective date
Ordinary General Meeting of Shareholders held on June 28, 2011	Common stock	Retained earnings	7,026	51	March 31, 2011	June 29, 2011

Notes to Tax Effect Accounting

The main reasons for deferred tax assets and liabilities are as follows:

Short-term deferred tax assets
Accrued expenses	1,592	million yen
Tax credit carried forward	569	million yen
Inventories	414	million yen
Others	325	million yen

Subtotal	2,900	million yen
Valuation allowance	(103)	million yen

Net amount of short-term deferred tax assets	2,797	million yen

Long-term deferred tax assets
Unrealized losses on investment securities	3,633	million yen
Excess in depreciation	1,669	million yen
Tax credit carried forward	403	million yen
Others	281	million yen

Subtotal	5,986	million yen
Valuation allowance	(1,515)	million yen

Total	4,471	million yen

Long-term deferred tax liabilities
Difference in revaluation of securities	(1,951)	million yen
Advanced depreciation	(619)	million yen
Retirement and termination allowances	(2,465)	million yen

Total	(5,035)	million yen

Net amount of long-term deferred tax liabilities	564	million yen

Major items causing the significant difference between the statutory effective income tax rate applicable to the Company and the rates of tax burden after the adoption of tax effect accounting are as follows:

Statutory effective tax rate	40.0%

(Reconciliations)

Change in for valuation allowance	(10.6)%

Dividend income and other permanently non-taxable income	(9.7%)

Tax sparing impact	(2.7%)

Other	0.6%

Tax burden rates after tax effect accounting	17.6%

Notes to Fixed Assets Used through Leases

1.	Notes to finance leases excluding the leases where ownership is transferred to the lessee which had been contracted before the first year of adoption of “Accounting Standards for Lease Transactions”

None.

2.	Operating leases

Lease commitments under non-cancelable operating leases

Within 1 year	138	million yen
Over 1 year	328	million yen

Notes to Transactions with Affiliates

1.	Directors and primary individual shareholders

Attribute	Directors and their relatives	Companies which directors and their relatives own the majority of voting rights (including the subsidiaries of such companies)
Corporate name	JTEKT Corporation	TOA Co., Ltd. (Note 2)	Maruwa, Ltd. (Note 3)
Address	-	Okazaki City, Aichi Prefecture	Okazaki City, Aichi Prefecture
Capital stock (millions of yen)	-	50	24
Principal business or position	Director of the Company (Vice Chairman and Representative Director of JTEKT Corporation)	Design, manufacture and distribution of automatic regulators	Real estate business
Owning and owned ratio of voting rights (%)	Direct owning ratio: 0.0 Direct owned ratio: 0.1	Direct owned ratio: 0.0	Direct owned ratio: 2.6
Relationship with affiliates	Purchase of production equipment Interlocking Directors (Number of directors: 1)	Purchase of production equipment Interlocking Directors (Number of directors: 1)	Advertising Interlocking Directors (Number of directors: 1)
Principal transactions	Purchase of production equipment (Note 1)	Purchase of production equipment (Note 1)	Advertising (Note 1)
Transaction amount (millions of yen) (Note 4)	79	53	2
Account title	Other accounts payable	Other accounts payable	-
Balance at end of the term (millions of yen) (Note 4)	1	11	-

Terms of transactions and the policy to decide the terms

(Note 1)	The terms of the transactions with JTEKT Corporation, TOA Co., Ltd. and Maruwa, Ltd. are the same as those other general transactions.
(Note 2)	Masahiko Goto, President and Representative Director of the Company, and his relatives own 100% of voting rights of TOA Co., Ltd.
(Note 3)	Masahiko Goto, President and Representative Director of the Company, and his relatives own 70.0% of voting rights of Maruwa, Ltd.
(Note 4)	The above stated transaction amount do not include consumption tax, and that balance at end of the term includes consumption tax.

2. Subsidiaries

Attribute	Subsidiaries
Corporate name	Makita U.S.A. Inc.		Makita (Kunshan) Co., Ltd	Makita Gulf FZE (U.A.E.)		Makita do Brasil Ferramentas Elétricas Ltda.
Owning and owned ratio of voting rights (%)	Direct owning ratio: 100.0		Direct owning ratio: 100.0	Direct owning ratio: 100.0		Direct owning ratio: 99.9
Relationship with affiliates	Debt guarantee		Purchase of Finished goods, merchandise, and raw materials	Money loan		Money loan
	Interlocking Directors (Number of directors: 1)		Interlocking Directors (Number of directors: 4)	Interlocking Directors (Number of directors: 1)
Principal transactions	Debt guarantee (Note 1)		Purchase of Finished goods, merchandise, and raw materials (Note 4)	Money loan (Note 2)	Collection of loan	Money loan (Note 2)	Collection of loan
Transaction amount (millions of yen) (Note 5)	4,158		9,959	5,438	6,477	10,100	8,500
Account title	-		Trade accounts payable	Short-term loans receivable		Short-term loans receivables
Balance at end of the term (millions of yen) (Note 5)	-		1,942	2,495		5,700

Attribute	Subsidiaries
Corporate name	Makita Numazu Corporation (Numazu city, Shizuoka Prefecture)		Makita International Europe Ltd. (U.K.)
Owning and owned ratio of voting rights (%)	Direct owning ratio: 100.0		Direct owning ratio: 100.0
Relationship with affiliates	Money loan		Receipt of dividends
	Interlocking Directors (Number of directors: 2)		Interlocking Directors (Number of directors: 2)
Principal transactions	Money loan (Note 3)	Collection of loan	Receipt of dividends
Transaction amount (millions of yen) (Note 5)	17,900	17,400	2,113
Account title	Long-term loans receivable		-
Balance at end of the term (millions of yen) (Note 5)	1,750		-

Terms of transactions and the policy to decide the terms

(Note 1)	For Makita U.S.A. Inc., we have guaranteed liabilities up to 50 million US dollars. (No time limit)
(Note 2)	Regarding money loan, we decide upon reasonable rates of interest, considering the prevailing market rate. We have not taken collateral.
(Note 3)	Regarding money loan, we decide upon reasonable rates of interest, considering the prevailing market rate. Collective receivables and collective movables of Makita Numazu Corporation are subject to restrictions as collateral.
(Note 4)	Conducted on the ordinary terms of transactions that are equal to arm’s-length transactions.
(Note 5)	Consumption tax is not included in the transaction amount and the balance at end of the term.

Notes to Information Per Share

Net assets per share	1,554.06	yen
Net assets per share attributable to common stock was computed based on following;
Total net assets in the balance sheet	214,084	million yen
Net assets available to common stock	214,084	million yen
Number of shares issued (excluding treasury stock) as of March 31, 2011	137,757,699	shares
Net income per share	82.81	yen
Net income per share attributable to common stock was computed based on following;
Net income	11,408	million yen
Net income available to common stock	11,408	million yen
Average number of outstanding shares of common stock	137,759,272	shares

[English Translation of the Auditors’ Report Originally Issued in the Japanese Language]

Independent Auditors’ Report

May 25, 2011

The Board of Directors

Makita Corporation

KPMG AZSA LLC

Noriaki Habuto

Designated Limited Liability Partner

Certified Public Accountant

Hideaki Koyama

Designated Limited Liability Partner

Certified Public Accountant

Hisashi Ohkita

Designated Limited Liability Partner

Certified Public Accountant

We have audited the consolidated statutory report, that is the consolidated balance sheet, the consolidated statement of income, the consolidated statements of shareholders’ equity and comprehensive income(loss) and the related footnotes of Makita Corporation for the year from April 1, 2010 to March 31, 2011 in accordance with Article 444(4) of the Corporate Law. The consolidated statutory report is the responsibility of the Company’s management. Our responsibility is to express an opinion on the consolidated statutory report based on our audit as independent auditors.

We conducted our audit in accordance with auditing standards generally accepted in Japan. Those auditing standards require us to obtain reasonable assurance about whether the consolidated statutory report is free of material misstatement. An audit is performed on a test basis, and includes assessing the accounting principles used, the method of their application and estimates made by management, as well as evaluating the overall presentation of the consolidated statutory report. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated statutory report referred to above presents fairly, in all material respects, the financial position of Makita Corporation and consolidated subsidiaries as of March 31, 2011 and the results of their operations for the year then ended, in conformity with Article 3(1) of the supplementary provision of the regulation on the Corporate Law (the ordinance of the Ministry of the Justice No.46, 2009) and the recognition and measurement criteria of accounting principles generally accepted in the United States of America (Refer to Note1, Significant Accounting Policies, Notes to Consolidated Financial Statements).

Our firm and engagement partners have no interest in the Company which should be disclosed pursuant to the provisions of the Certified Public Accountants Law of Japan.

[English Translation of the Auditors’ Report Originally Issued in the Japanese Language]

Independent Auditors’ Report

May 25, 2011

The Board of Directors

Makita Corporation

KPMG AZSA LLC

Noriaki Habuto

Designated Limited Liability Partner

Certified Public Accountant

Hideaki Koyama

Designated Limited Liability Partner

Certified Public Accountant

Hisashi Ohkita

Designated Limited Liability Partner

Certified Public Accountant

We have audited the statutory report, comprising the balance sheet, the statement of income, the statement of changes in net assets and the related notes, and its supporting schedules of Makita Corporation as of March 31, 2011 and for the 99th business year from April 1, 2010 to March 31, 2011 in accordance with Article 436(2)(i)of the Corporate Law. The statutory report and supporting schedules are the responsibility of the Company’s management. Our responsibility is to express an opinion on the statutory report and supporting schedules based on our audit as independent auditors.

We conducted our audit in accordance with auditing standards generally accepted in Japan. Those auditing standards require us to obtain reasonable assurance about whether the statutory report and supporting schedules are free of material misstatement. An audit is performed on a test basis, and includes assessing the accounting principles used, the method of their application and estimates made by management, as well as evaluating the overall presentation of the statutory report and supporting schedules. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statutory report and supporting schedules referred to above present fairly, in all material respects, the financial position and the results of operations of Makita Corporation for the period, for which the statutory report and supporting schedules were prepared, in conformity with accounting principles generally accepted in Japan.

Our firm and engagement partners have no interest in the Company which should be disclosed pursuant to the provisions of the Certified Public Accountants Law of Japan.

English Translation of the Audit Report of Board of Statutory Auditors Originally Issued in Japanese Language

AUDIT REPORT

The Board of Statutory Auditors, having discussed with each other based on the audit reports prepared by each Statutory Auditor regarding the performance of duties of Directors during the 99th fiscal period, from April 1, 2010 to March 31, 2011, does hereby report the results of their audit as follows:

1. Auditing Method Employed by Statutory Auditors and Board of Statutory Auditors and Details Thereof

The Board of Statutory Auditors established the audit policy and duties of each Statutory Auditor, received reports from each Statutory Auditor on the execution of audits and results thereof and received reports from Directors and other related persons and Accounting Auditors on the performance of their duties, and, when necessary, requested explanations.

In conformity with the auditing standards for the Statutory Auditors established by the Board of Statutory Auditors and in accordance with the audit policy and the duties assigned to each Statutory Auditor by the Board of Statutory Auditors, each Statutory Auditor has had communication with Directors, employees such as a staff of Internal Auditing Office and other related persons and endeavored to gather information and create an improved environment for auditing. Each Statutory Auditor also attended meetings of the Board of Directors and other important meetings, received from Directors, employees and other related persons reports on the performance of their duties, and, when necessary, requested explanations. Each Statutory Auditor also inspected the important documents and examined the status of operations and properties at the head office and the principal offices of the Company. The Statutory Auditors regularly received from Directors, employees and other related persons reports and, when necessary, requested explanations and expressed opinions with respect to the status of establishment and operation of systems to ensure that the Directors perform their duties stated in the Business Report in compliance with applicable laws and regulations and the Articles of Incorporation, the content of a resolution of the Board of Directors concerning the establishment of other systems necessary to ensure the propriety of company’s operations as provided for in Article 100, Paragraphs 1 and 3 of the Ordinance for Enforcement of the Company Law (internal control system), and the systems established based on said resolution. As for the subsidiaries of the Company, the Statutory Auditors, having communication with the directors and statutory auditors and other related persons of the subsidiaries and sharing information among them, received reports from such subsidiaries as necessary. According to the foregoing method, we examined the business report and the accompanying supplemental schedules for this fiscal year.

In addition, the Statutory Auditors also monitored and examined whether the Accounting Auditors maintain their independence and conduct their audits in an appropriate manner. The Statutory Auditors received reports from the Accounting Auditors on the performance of their duties and, when necessary, requested their explanations. The Statutory Auditors also received notification from the Accounting Auditors that they have taken steps to improve the “system for ensuring appropriate execution of the duties of the accounting auditors” (as set forth in Items of Article 131 of the Ordinance for Corporate Accounting) in compliance with the “Quality Control Standard for Auditing” (adopted by the Business Accounting Council on October 28, 2005). The Statutory Auditors requested explanations on such notifications as necessary. According to the foregoing method, the Statutory Auditors reviewed the financial statements for this fiscal year (balance sheet, statement of income, statement of changes in net assets and notes to non-consolidated financial statements) and the accompanying supplemental schedules and the consolidated financial statements (consolidated balance sheet, consolidated statement of income, consolidated statement of shareholders’ equity and notes to consolidated financial statements).

2. Results of Audit

(1) Results of Audit of the Business Report and Others

A.	We confirm that the business report and the accompanying supplemental schedules present fairly the status of the Company in conformity with the applicable laws and regulations of Japan as well as the Articles of Incorporation of the Company.
B.	We confirm that there are no fraudulent acts or material facts that violated the applicable laws and regulations of Japan or the Articles of Incorporation of the Company in the course of the performance of the duties of the Directors.
C.	We confirm that the substance of the resolutions by the Board of Directors regarding establishment of Internal Control System is appropriate. We do not see anything to be pointed out on the description of the business report, and the performance of the Directors regarding the Internal Control System.

(2) Results of Audit of the Financial Statements and the Accompanying Supplemental Schedules

We confirm that the method and the results of the audit conducted by KPMG AZSA LLC, the Accounting Auditors, are appropriate.

(3) Results of Audit of the Consolidated Financial Statements

We confirm that the method and the results of the audit conducted by KPMG AZSA LLC, the Accounting Auditors, are appropriate.

May 27, 2011

Board of Statutory Auditors

Makita Corporation

Toshihito Yamazoe

Standing Statutory Auditor

Haruhito Hisatsune

Standing Statutory Auditor

(Outside Statutory Auditor)

Masafumi Nakamura

Outside Statutory Auditor

Michiyuki Kondo

Outside Statutory Auditor

REFERENCE DOCUMENT

Propositions and explanatory information

Agenda Item No. 1: Appropriations of Surplus

The Company makes it its basic policy for profit distribution to propose the dividends with a target consolidated dividend payout ratio of at least 30% of net income, with a minimum amount for annual total dividends at 18 yen per share; provided, however, that if special circumstances arise, the amount of dividends will be determined based on Net income attributable to Makita Corporation after certain adjustments reflecting such circumstances.

Taking into consideration this basic policy, the future business environment and the business strategy, it is proposed that the surplus be appropriated as follows. As this appropriation, the total dividends for the term under review shall amount to 66 yen per share that include interim dividends in the amount of 15 yen per share.

1. Matters on allocation of dividends to shareholders and total amount of allocation

51 yen per share of common stock

Total amount: 7,025,642,649 yen

2. Effective date of dividend payment

June 29, 2011

Agenda Item No.2: Election of 11 Directors

The term of offices of all 11 Directors will have expired at the conclusion of this General Shareholders’ Meeting.

We would like to propose the election of 11 Directors (including 1 Outside Director).

The candidates are as follows:

Candidate Number	Name (Date of birth)	Brief personal background, title and position at the Company and Important concurrent posts		Number of the Company’s shares held
1	Masahiko Goto (November 16, 1946)	March 1971:	Joined the Company	1,992,143
		May 1984:	Director, Manager of Corporate Planning Department
		July 1987:	Managing Director, General Manager of Administration Headquarters
May 1989 up to the present: President and Representative Director

2	Yasuhiko Kanzaki (July 9, 1946)	March 1971:	Joined the Company	24,669
		April 1995:	Director of Makita International Europe Ltd. (incumbent)
		June 1999:	Director, Assistant General Manager of International Sales Headquarters 1 of this Company
		June 2003:	Director, General Manager of International Sales Headquarters: Europe Region
		June 2007:	Managing Director, in charge of International Sales, and General Manager of International Sales Headquarters: Europe Region
June 2009 up to the present: Director, Managing Corporate Officer, in charge of International Sales and General Manager of International Sales Headquarters: Europe, the Middle East, and Africa Region

3	Tadayoshi Torii (December 10, 1946)	March 1964:	Joined the Company	17,800
		April 1998:	General Manager of Production Department (Assembly)
		October 1998:	General Manager of Production Department
		June 2001:	Director, General Manager of Quality Control Headquarters
		June 2003:	Director, General Manager of Production Headquarters
June 2009 up to the present: Director, Managing Corporate Officer, in charge of Production and General Manager of Production Headquarters

Candidate Number	Name (Date of birth)	Brief personal background, title and position at the Company and Important concurrent posts		Number of the Company’s shares held
4	Shiro Hori (February 24, 1948)	March 1970:	Joined the Company	14,513
		March 1999:	General Manager of Europe Sales Department
		June 2003:	Director, General Manager of International Sales Headquarters: America Region
		September 2007:	Director, General Manager of International Sales Headquarters: America, Asia and Oceania Region
June 2009 up to the present: Director, Managing Corporate Officer, in charge of International Sales and General Manager of International Sales Headquarters: America, Asia and Oceania Region

5	Tomoyasu Kato (March 25, 1948)	March 1970:	Joined the Company	15,572
		March 1999:	General Manager of Standard and Technical Administration Department
		June 2001:	Director, General Manager of Development and Engineering Headquarters
		June 2009:	Director, Corporate Officer, General Manager of Research and Development Headquarters (in charge of Research and Development)
October 2010 up to the present: Director, Corporate Officer, General Manager of Research and Development Headquarters

6	Tadashi Asanuma (January 4, 1949)	March 1967:	Joined the Company	7,800
		April 1994:	Manager of Tokyo Branch Office
		April 1995:	Manager of Saitama Branch Office
		April 2001:	General Manager of Osaka Sales Department
		June 2003:	Director, Assistant General Manager of Domestic Sales Marketing Headquarters
		June 2007:	Director, General Manager of Domestic Sales Marketing Headquarters: Tokyo Area
		June 2009:	Director, Corporate Officer, in charge of Domestic Sales and General Manager of Domestic Sales Marketing Headquarters: Nagoya Area
April 2010 up to the present: Director, Corporate Officer, in charge of Domestic Sales and General Manager of Domestic Sales Marketing Headquarters

Candidate Number	Name (Date of birth)	Brief personal background, title and position at the Company and Important concurrent posts		Number of the Company’s shares held
7	Hisayoshi Niwa (February 24, 1949)	March 1972:	Joined the Company	9,000
		October 1991:	Manager of E.D.P. System Department
		October 1999:	General Manager of Production Control Department
		June 2003:	Director, General Manager of Quality Control Headquarters
		April 2005:	Director, General Manager of Quality Headquarters
June 2009 up to the present: Director, Corporate Officer, General Manager of Quality Headquarters

8	Shinichiro Tomita (January 11, 1951)	March 1974:	Joined the Company	5,000
		October 2000:	General Manager of Plant Engineering-maintenance Department
		October 2001:	General Manager of Production Engineering Department
		September 2003:	President of Makita (China) Co., Ltd.
		June 2007:	Director, Assistant General Manager of Production Headquarters of the Company (in charge of China Plant)
		June 2009:	Director, Corporate Officer, General Manager of Research and Development Headquarters (in charge of Product Development)
May 2010 up to the present: Director, Corporate Officer, General Manager of Purchasing Headquarters

9	Tetsuhisa Kaneko (April 6, 1955)	March 1981:	Joined the Company	7,600
		April 2004:	General Manager of Technical Research Department
		August 2005:	General Manager of Production Department 2
		October 2006:	General Manager of Production Department 1
		June 2007:	Director, General Manager of Purchasing Headquarters
		June 2009:	Director, Corporate Officer, General Manager of Purchasing Headquarters
May 2010 up to the present: Director, Corporate Officer, General Manager of Production Headquarters (in charge of China Plant)

10	Yoji Aoki (May 22, 1950)	March 1975:	Joined the Company	4,100
		July 2001:	General Manager of Personnel Department
		July 2004:	General Manager of General Affairs Department
June 2009 up to the present: Director, Corporate Officer, General Manager of Administration Headquarters

Candidate Number	Name (Date of birth)	Brief personal background, title and position at the Company and Important concurrent posts		Number of the Company’s shares held
11	Motohiko Yokoyama (May 13, 1944)	April 1967:	Joined Toyoda Machine Works, Ltd.	-
		June 1991:	Director
		June 1998:	Managing Director
		June 2000:	Senior Managing Director
		June 2004:	President and Representative Director
		June 2005:	Outside Director of the Company (incumbent)
		January 2006:	Vice-president and Representative Director of JTEKT Corporation
		June 2007:	President and Representative Director of JTEKT Corporation
		June 2010:	Vice Chairman and Representative Director of JTEKT Corporation (incumbent)
		May 2011:	Chairman of Japan Machine Tool Builders’ Association (incumbent)
(Important concurrent posts) Vice Chairman and Representative Director of JTEKT Corporation Chairman of Japan Machine Tool Builders’ Association

Notes:	1.

Mr. Motohiko Yokoyama concurrently serves as Vice-Chairman and Representative Director of JTEKT Corporation and the Company has transaction relationships with JTEKT Corporation including purchases and sales of machinery and equipment. The amount of purchase during the term was 470 million yen, which is insubstantial in that it constitutes approximately 0.2% of Makita’s consolidated sales and less than 0.1% of JTEKT Group’s consolidated sales.

There is no special interest between the above candidates except Mr. Yokoyama and the Company.

	2.	Mr. Yokoyama is a candidate for Outside Director, and will have been a Director for 6 years at the conclusion of this meeting.
	3.	JTEKT Corporation, where Mr. Yokoyama concurrently serves as a Vice Chairman and Representative Director, is a core company of Toyota Group which is a world’s leading corporate group. The Company proposes his appointment as Outside Director, considering that the Company will be able to receive his useful opinions from his broad perspective as top management of the above mentioned company.
	4.	With respect to liabilities set forth in Article 423, Paragraph 1 of the Company Law of Japan, the Company has entered into a liability limitation agreement with Mr. Yokoyama which limits the maximum amount of his liabilities to the total amount provided for in each of the items of Article 425, Paragraph 1 of the Company Law of Japan. If Mr. Yokoyama is appointed to be an Outside Director, the Company will extend such an agreement.
	5.	The stated number of the Company’s shares held by candidates for Directors represents the actual number of shares each candidate holds, including those vested to him or her in Makita’s stock ownership plan for the Directors and Statutory Auditors.
	6.	The Company has designated Mr. Yokoyama as the “Independent Director” as required by the regulations of the Tokyo Stock Exchange, Inc. and the Nagoya Stock Exchange, Inc. and made required notification therefor to these Stock Exchanges. If Mr. Yokoyama is appointed to be an Outside Director, the Company plans to continue designating him as an Independent Director.

Agenda Item No. 3: Election of 1 Statutory Auditor

The term of office of 1 Statutory Auditor presently in office, Mr. Masafumi Nakamura, will have expired at the conclusion of this General Shareholders’ Meeting. We would like to request the election of 1 Statutory Auditor.

The candidate is as follows:

The Board of Statutory Auditors has agreed to this proposal.

Name (Date of birth)	Brief personal background, title and position at the Company and Important concurrent posts		Number of the Company’s shares held
Masafumi Nakamura (September 17, 1942)	January 1969:	Joined Deloitte, Plender, Haskins & Sells (currently Deloitte Touche Tohmatsu Limited)	-
	October 1975:	Joined ITOH Audit Corporation
	May 1983:	Started SAN-AI Audit Corporation, Representative Partner
	April 2001:	Merged with Deloitte Touche Tohmatsu, Representative Partner
	January 2006:	Started Masafumi Nakamura Accountancy Firm, Representative (incumbent)
	April 2006:	Associate Professor in Graduate School of Business at Aichi Shukutoku University
	June 2006:	Outside Statutory Auditor of SUZUKEN CO., LTD.
	June 2007:	Outside Statutory Auditor of Taiyo Kagaku Co., Ltd. (incumbent)
	June 2007:	Outside Statutory Auditor of the Company (incumbent)
	November 2008:	Outside Statutory Auditor of Shinwa Co., Ltd. (incumbent)
	April 2009:	Professor in Graduate School of Business at Aichi Shukutoku University (incumbent)
	July 2010:	Council member of The Japanese Institute of Certified Public Accountants (incumbent)

(Important concurrent posts)

Representative of Masafumi Nakamura Accountancy Firm

Professor in Graduate School of Business at Aichi Shukutoku University

Council member of The Japanese Institute of Certified Public Accountants

Notes:	1.	There is no special interest between the above candidate and the Company.
	2.	Mr. Masafumi Nakamura is a candidate for the Outside Statutory Auditor, and will have been a Outside Statutory Auditor for 4 years at the conclusion of this meeting.
3.

The shares of the Company are listed on NASDAQ Stock Market in the United States, which requires preparation of financial statements in accordance with U.S. GAAP.

The Company proposes the appointment of Mr. Nakamura as Outside Statutory Auditor, considering that the Company will be able to receive his useful opinions from his expertise as a certified public accountant and his experience at Deloitte, Plender, Haskins & Sells (currently Deloitte Touche Tohmatsu Limited), U.S. accounting firm.

	4.	Although Mr. Nakamura does not have experience directly involving corporate management, the Company considered that he will be able to execute the duties appropriately as Outside Statutory Auditor, with his extensive knowledge and expertise in corporate accounting.
	5.	With respect to liabilities set forth in Article 423, Paragraph 1 of the Company Law of Japan, the Company has entered into a liability limitation agreement with Mr. Nakamura which limits the maximum amount of his liabilities to the total amount provided for in each of the items of Article 425, Paragraph 1 of the Company Law of Japan. If Mr. Nakamura is appointed to be an Outside Statutory Auditor, the Company will extend such an agreement.
	6.	The Company has designated Mr. Nakamura as the “Independent Statutory Auditor” as required by the regulations of the Tokyo Stock Exchange, Inc. and the Nagoya Stock Exchange, Inc. and made required notification therefor to these Stock Exchanges. If Mr. Nakamura is appointed to be an Outside Statutory Auditor, the Company plans to continue designating him as an Independent Statutory Auditor.

Agenda Item No. 4: Payment of Bonus to Directors

Bonus to Directors of the Company are, as with the basic policy for profit distributions, linked to consolidated business result. Compensation to Outside Director and Statutory Auditors are fixed, and they are not eligible to receive bonus payments.

At end of the term, the Company has 11 directors. In accordance with above policy, we would like to pay directors’ bonuses to 10 directors in the amount of 118 million yen considering performance during the term. This is with the exception of Mr. Motohiko Yokoyama, who is an Outside Director.